

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Silver Lane Advisors LLC

We have audited the accompanying statement of financial condition of Silver Lane Advisors LLC (a Delaware limited liability company) as of December 31, 2015, and the related notes to the financial statement. The financial statement is the responsibility of Silver Lane Advisors LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition statement is free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Silver Lane Advisors LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Weisberg, Mole, Krantz & Goldfarb, LLP

Woodbury, New York
February 12, 2016

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com